Exhibit 99.1

Zhaopin Limited Reports Second Quarter Fiscal Year 2016 Financial Results

Feb 25, 2016

BEIJING, Feb. 24, 2016 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the second quarter ended December 31, 2015.

Throughout the release, one ADS represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

Second Quarter Fiscal Year 2016 Financial Highlights

Percentage growth metrics refer to second quarter fiscal year 2016 ("Q2 FY16") compared to second quarter fiscal year 2015 ("Q2 FY15")

•	Total revenue increased 19.7% to RMB409.2 million (US$63.2 million), exceeding the upper end of the Company's revenue guidance by RMB9.2 million (US$1.4 million).

•	Online recruitment services revenue increased 21.3% to RMB320.3 million (US$49.4 million).

•	Gross margin was 88.3%, compared with 89.0% in Q2 FY15.

•	Net income increased 0.3% to RMB61.7 million (US$9.5 million).

•	Excluding share-based compensation expenses, non-GAAP[1] net income decreased 2.8% to RMB66.1 million (US$10.2 million).

•	Basic and diluted net income per ADS was RMB1.12 (US$0.18) and RMB1.08 (US$0.16), respectively.

•	Non-GAAP basic and diluted net income per ADS was RMB1.22 (US$0.18) and RMB1.16 (US$0.18), respectively.

"Zhaopin delivered a record-setting quarter in terms of total revenue driven by strong growth in the number of unique customers2 which increased 21.0% to 329,449 compared to the same period last year," commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin, "Our robust topline growth, which once again exceeded guidance, reflects Zhaopin's strong market position and validates our growth strategy."

"Aside from our strong financial results, we continue to effectively execute our strategic priorities. During the quarter, Zhaopin further strengthened its leadership position3 by increasing its market share of job seekers and employers. Particularly pleasing was the increase in number of small-and medium-sized enterprises ("SMEs") which are fueling growth in China's service sector."

1 Non-GAAP results exclude share-based compensation. Explanation of the Company's non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results".

2 A "unique customer" refers to a customer that purchases the Company's online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company's information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

3 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended December 31, 2015, the number of registered users as of September 30, 2015 and the number of unique customers for the three months ended September 30, 2015.

"Consistent with our strategic objectives and previous guidance, we increased our investment in marketing, product and technological development, and took a disciplined approach in increasing our sales headcount. The short-term financial impact was a slightly decrease in non-GAAP net income compared to the preceding quarter. We are pleased with the results from our re-investment and are very confident that it will lead to an increase in shareholder value in the medium to long term."

"Some key highlights from our re-investment, new products and services across PC and mobile devices are paying off as SMEs increasingly migrate recruitment activity online. Our new initiatives such as Priority Listing and Recruitment Process Outsourcing ("RPO") have been gaining traction amongst employers. In addition, a growing number of interviews are now being conducted and scheduled through our platform using the Quick Feedback and Olive Branch services. We also started to generate revenue from Zhaopin virtual currency which our customers can use to refresh their job postings and purchase other products and services. As we continue our transition towards a transaction-based recruiting platform, the wide varieties of services we offer are creating new monetization opportunities for us while at the same time enhancing the user experience in ways that further differentiate us from our key competitors."

"I am pleased with the progress of our new product and technological initiatives. We are making good inroads as we execute our growth strategy and I am confident in our ability to deliver increasing value to our shareholders."

Second Quarter Fiscal Year 2016 Unaudited Financial Results

Revenue

Total revenue was RMB409.2 million (US$63.2 million) in Q2 FY16, an increase of 19.7% from RMB341.8 million in Q2 FY15.

Online recruitment services revenue for Q2 FY16 was RMB320.3 million (US$49.4 million), a 21.3% increase from RMB264.0 million for Q2 FY15. The increase was primarily driven by growth in the number of unique customers using the Company's online recruitment services. The Company served 329,449 unique customers during Q2 FY16, representing a 21.0% increase compared with 272,281 unique customers served during Q2 FY15. The growth in unique customers demonstrates that our strategic focus on continued geographic expansion and improvement in customer service is leading to both customer growth and improved retention. Average revenue per unique customer ("ARPU") remained stable during Q2 FY16 compared with Q2 FY15. The ARPU uplift from new products, cross-selling and up-selling of value-added services has partially offset the downward pressure from the acquisition of new customers, which typically start with lower-priced products. The ARPU trend may vary from quarter to quarter.

Other services revenue for Q2 FY16 was RMB88.9 million (US$13.7 million), representing an increase of 14.3% from RMB77.8 million during Q2 FY15. Other services revenue increased primarily due to growth from assessment and campus recruitment services. Growth in assessment services revenue was mainly driven by the Company's deepened penetration of the financial services industry, increased customer acquisition from new industry sectors and its growing service delivery capacity. Growth in campus recruitment services revenue was driven primarily by the completion of a number of campus recruitment projects that were delayed from previous quarter.

Other services revenue refers to revenue from campus recruitment services, assessment services, and other human resource related services. These services complement the Company's core online employment services, by catering to the different needs in a job seeker's career life cycle, from college to graduation, first time job seeking through changing jobs. Strategically, these services play an important role in establishing and deepening Zhaopin's relationship with job seekers and employers.

Gross Profit and Gross Margin

Gross profit for Q2 FY16 was RMB356.2 million (US$55.0 million), an increase of 18.8% from RMB299.9 million for Q2 FY15.

Gross margin for Q2 FY16, as measured by gross profit as a percentage of net revenue, was 88.3%, compared with 89.0% in Q2 FY15. The small decline in gross margin was due to an increase in service costs for campus and assessment projects.

Operating Expenses

Operating expenses for Q2 FY16 were RMB287.4 million (US$44.4 million), representing an increase of 26.0% from RMB228.1 million for Q2 FY15.

•	Sales and marketing expenses for Q2 FY16 were RMB201.0 million (US$31.0 million), representing an increase of 21.5% from RMB165.4 million for Q2 FY15. The increase was primarily due to increases in sales headcount and compensation, advertising expenses and business development expenses. As a percentage of net revenue, sales and marketing expenses increased from 49.1% for Q2 FY15 to 49.8% for Q2 FY16 primarily as a result of increased spending on online advertising, investment in new business initiatives and business development activities which assisted in increasing Zhaopin's market share amongst job seekers and employers. Sales and marketing expenses for Q2 FY16 included no share-based compensation expenses, compared with RMB0.1 million in Q2 FY15.

•	General and administrative expenses for Q2 FY16 were RMB86.4 million (US$13.3 million), representing a 37.8% increase from RMB62.7 million for Q2 FY15. The increase was primarily driven by an increase in employee compensation costs and one-off project fees to improve the Company's internal control environment, to ensure full compliance with applicable rules and regulatory requirements. This increase was partially offset by a slight decline in share-based compensation expenses as no options were granted for Q2 FY16. As a percentage of net revenue, general and administrative expenses increased from 18.6% for Q2 FY15 to 21.4% for Q2 FY16.

Income from Operations

Income from operations for Q2 FY16 was RMB68.8 million (US$10.6 million), representing a 4.1% decrease from RMB71.8 million for Q2 FY15. Operating margin, as measured by income from operations as a percentage of net revenue, was 17.1% in Q2 FY16, compared with 21.3% in Q2 FY15. In Q2 FY16, the Company recognized total share-based compensation expenses of RMB4.4 million (US$0.7 million) compared with RMB6.5 million in Q2 FY15. Excluding share-based compensation expenses, non-GAAP income from operations for Q2 FY16 was RMB73.3 million (US$11.3 million), as compared with RMB78.3 million during Q2 FY15. Excluding share-based compensation expenses, operating margin would be 18.2% in Q2 FY16, compared with 23.2% in Q2 FY15.

Investment and Interest Income, net

Net investment and interest income for Q2 FY16 was RMB6.3 million (US$1.0 million), representing a 19.2% increase from RMB5.3 million for Q2 FY15. The growth in net investment and interest income resulted from increased interest and investment income from larger bank deposits generated from business operations and investments in principal-protected wealth management products as well as interest expense savings due to the decline in both bank loan principal and interest rates.

Other (Expense)/Income, net

Other income for Q2 FY16 was RMB1.7 million (US$0.3 million), in which 1.8 million (US$0.3 million) was a tax refund from local government to the company, compared with other expenses of RMB2.2 million for Q2 FY15 which related to office restoration expenses and the forfeiture of an office rental deposit due to early termination of a rental contract in Q2 FY15.

Net Income

Net income for Q2 FY16 was RMB61.7 million (US$9.5 million), flat when compared with RMB61.5 million for Q2 FY15. Effective tax rate increased from 17.5% for Q2 FY15 to 19.8% for Q2 FY16 primarily due to an increase in non-deductible expenses.

Non-GAAP net income for Q2 FY16 was RMB66.1 million (US$10.2 million), a 2.8% decrease from RMB68.0 million for Q2 FY15.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q2 FY16 were RMB1.12 (US$0.18) and RMB1.08 (US$0.16), respectively, compared with basic and diluted net income per ADS of RMB1.20 and RMB1.10, respectively, for Q2 FY15.

Non-GAAP basic and diluted net income per ADS for Q2 FY16 were RMB1.22 (US$0.18) and RMB1.16 (US$0.18), respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.32 and RMB1.22, respectively, for Q2 FY15.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of December 31, 2015, the Company had cash and cash equivalents, restricted cash and time deposits of RMB2,160.0 million (US$333.4 million), representing a 13.1% increase from RMB1,910.1 million as of June 30, 2015. The increase in the Company's cash and cash equivalents, restricted cash and time deposits was mainly attributable to strong net cash flows generated from operating activities.

Net cash flow generated from operating activities in Q2 FY16 amounted to RMB151.5 million (US$23.4 million), representing a decrease of 7.8% from RMB164.3 million in the same period of last fiscal year. The small decrease in operating cash flow is mainly due to increases in employee compensation payments, advertising and business development expenditures, and taxes payments, which were partially offset by increased revenue collection from sales on a year-over-year basis.

Six Months Ended December 31, 2015 Unaudited Financial Results

Total revenue for the six months ended December 31, 2015 was RMB758.6 million (US$117.1 million), an increase of 19.4% from RMB635.4 million for the same period in 2014.

Online recruitment services revenue for the six months ended December 31, 2015 was RMB633.0 million (US$97.7 million), a 22.5% increase from RMB516.9 million for the same period of 2014.

Gross profit for the six months ended December 31, 2015 was RMB678.5 million (US$104.7 million), an increase of 19.4% from RMB568.2 million for the same period in 2014.

Income from operations for the six months ended December 31, 2015 increased 3.7% to RMB145.4 million (US$22.4 million) from RMB140.1 million for the same period in 2014.

Net income for the six months ended December 31, 2015 was RMB132.4 million (US$20.4 million), representing a 9.1% increase from RMB121.4 million for the same period in 2014.

Non-GAAP net income for the six months ended December 31, 2015 was RMB141.8 million (US$21.9 million), a 3.9% increase from RMB136.4 million for the same period in 2014.

Basic and diluted net income per ADS for the six months ended December 31, 2015 were RMB2.42 (US$0.38) and RMB2.32 (US$0.36) respectively, compared with basic and diluted net income per ADS of RMB2.36 and RMB2.16, respectively for the same period in 2014.

Non-GAAP basic and diluted net income per ADS for the six months ended December 31, 2015 were RMB2.60 (US$0.40) and RMB2.48 (US$0.38) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB2.66 and RMB2.44, respectively for the same period in 2014.

Status of Preliminary Non-Binding Proposal

On January 19, 2016, the Company announced that its board of directors (the "Board") has received a preliminary non-binding proposal letter, dated January 19, 2016, from CDH V Management Company Limited and Shanghai Goliath Investment Management L.P., proposing to acquire all outstanding ordinary shares in Zhaopin not owned by Zhaopin's controlling shareholder SEEK International Investments Pty Ltd for US$17.50 in cash per American depositary share ("ADS"), or US$8.75 per ordinary share of the Company, in a going private transaction (the "Transaction"). On February 1, 2016, the Board has formed a special committee consisting of two independent and disinterested directors, Mr. Alex Chit Ho and Mr. Peter Andrew Schloss, to consider the preliminary non-binding "going private" proposal.

Due to the pending Transaction, Zhaopin will not be providing an outlook statement going forward.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.4778 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses. The Company believes that excluding share-based compensation expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company's core operating results as such expenses are not directly attributable to the underlying performance of the Company's business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses, are important in helping investors to understand the Company's current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis.  The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Conference Call

Zhaopin's management will host an earnings conference call on Wednesday, February 24, 2016 at 8:00 p.m. U.S. Eastern Standard Time (9:00 a.m. Beijing/ Hong Kong Time on February 25, 2016).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong Toll Free:	800-905945
Mainland China Toll Free:	4001-201203
Passcode:	ZPIN

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 p.m. U.S. Eastern Standard Time, March 2, 2016. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10079348

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Zhaopin's website at http://www.zhaopin.com.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company's zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended December 31, 2015, number of registered users as of September 30, 2015 and number of unique customers for the three months ended September 30, 2015. The Company's over 109.7 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015, approximately 25.6 million job postings4 were placed on Zhaopin's platform by 418,423 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin's users and the resumes in the Company's database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin's goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

4 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company's website may include more than one job opening or position.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares and ADS and	For the Three Months Ended
per share and per ADS data)	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	264,049	320,284	49,443
Other services revenue	77,778	88,878	13,721
Total Revenue	341,827	409,162	63,164
Less: Business tax and surcharges	(4,946)	(5,662)	(874)
Net Revenue	336,881	403,500	62,290
Cost of services	(37,011)	(47,298)	(7,302)
Gross profit	299,870	356,202	54,988
Operating expenses:
Sales and marketing expenses	(165,409)	(200,992)	(31,028)
General and administrative expenses	(62,694)	(86,374)	(13,334)
Total operating expenses	(228,103)	(287,366)	(44,362)
Income from operations	71,767	68,836	10,626
Other (expenses)/income:
Foreign currency exchange (loss)/gain	(272)	27	4
Investment and interest income, net	5,308	6,329	977
Other (expense)/income, net	(2,232)	1,654	255
Income before income tax expenses	74,571	76,846	11,862
Income tax expenses	(13,081)	(15,190)	(2,345)
Net income	61,490	61,656	9,517
Less: Net income attributable to the non-controlling interest shareholders	(318)	(262)	(40)
Net income attributable to Zhaopin Limited's shareholders	61,172	61,394	9,477

Net income per share:
-Basic	0.60	0.56	0.09
-Diluted	0.55	0.54	0.08
Net income per ADS:
-Basic	1.20	1.12	0.18
-Diluted	1.10	1.08	0.16
Weighted average number of shares used in computing net income per share:
-Basic	102,351,607	108,814,914	108,814,914
-Diluted	111,712,072	113,859,287	113,859,287

Comprehensive income:
Net income	61,490	61,656	9,517
Foreign currency translation adjustment, net of tax	(1,069)	4,960	766
Total comprehensive income	60,421	66,616	10,283

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of	For the Six Months Ended
shares and ADS and per share and per ADS data)	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	516,887	632,983	97,716
Other services revenue	118,487	125,657	19,398
Total Revenue	635,374	758,640	117,114
Less: Business tax and surcharges	(9,466)	(10,411)	(1,607)
Net Revenue	625,908	748,229	115,507
Cost of services	(57,697)	(69,701)	(10,761)
Gross profit	568,211	678,528	104,746
Operating expenses:
Sales and marketing expenses	(298,824)	(372,289)	(57,473)
General and administrative expenses	(129,249)	(160,857)	(24,832)
Total operating expenses	(428,073)	(533,146)	(82,305)
Income from operations	140,138	145,382	22,441
Other (expenses)/ income:
Foreign currency exchange (loss)/gain	(272)	62	10
Investment and interest income, net	8,655	13,279	2,050
Other (expenses)/income, net	(2,063)	5,164	797
Income before income tax expenses	146,458	163,887	25,298
Income tax expenses	(25,055)	(31,496)	(4,862)
Net income	121,403	132,391	20,436
Less: Net income attributable to the non-controlling interest shareholders	(565)	(368)	(57)
Net income attributable to Zhaopin Limited's shareholders	120,838	132,023	20,379

Net income per share:
-Basic	1.18	1.21	0.19
-Diluted	1.08	1.16	0.18
Net income per ADS:
-Basic	2.36	2.42	0.38
-Diluted	2.16	2.32	0.36
Weighted average number of shares used in computing net income per share:
-Basic	102,153,091	108,738,440	108,738,440
-Diluted	111,733,909	113,835,212	113,835,212

Comprehensive income:
Net income	121,403	132,391	20,436
Foreign currency translation adjustment, net of tax	(1,061)	14,425	2,227
Total comprehensive income	120,342	146,816	22,663

ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of December 31
(Amounts in thousands, except for number of shares)	2015	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,368,943	1,392,819	215,014
Restricted cash	6,103	2,394	370
Time deposits and restricted time deposits	324,553	683,976	105,588
Accounts receivable, net	21,300	24,522	3,786
Amounts due from a related party	858	659	102
Prepayments and other current assets	157,291	138,791	21,424
Deferred tax assets	20,188	26,658	4,115
Total current assets	1,899,236	2,269,819	350,399
Non-current assets:
Restricted time deposits	210,471	80,833	12,478
Property and equipment, net	49,706	52,945	8,173
Intangible assets, net	19,457	20,528	3,169
Goodwill	62,548	62,548	9,656
Other non-current assets	4,136	4,601	710
Deferred tax assets	2,491	2,612	403
Total non-current assets	348,809	224,067	34,589
TOTAL ASSETS	2,248,045	2,493,886	384,988
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans	121,584	246,434	38,043
Accounts payable	7,034	10,139	1,565
Deferred revenue	598,251	641,802	99,077
Salaries and welfare payable	110,194	99,102	15,299
Taxes payable	88,857	77,192	11,916
Accrued expense and other current liabilities	114,577	133,769	20,650
Total current liabilities	1,040,497	1,208,438	186,550
Non-current liabilities ;
Deferred revenue	4,942	5,800	895
Long-term bank loans	158,755	51,949	8,020
Deferred tax liabilities	13,067	16,526	2,551
Total liabilities	1,217,261	1,282,713	198,016
Shareholders' equity ;
Ordinary shares	7,296	7,366	1,137
Additional paid-in capital	1,491,387	1,524,890	235,402
Statutory reserves	10,769	10,769	1,662
Accumulated other comprehensive (loss)/income	(3,171)	11,254	1,737
Accumulated deficit	(486,540)	(354,517)	(54,728)
Non-controlling interests	11,043	11,411	1,762
Total shareholders' equity	1,030,784	1,211,173	186,972
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,248,045	2,493,886	384,988

ZHAOPIN LIMITED

Reconciliations of GAAP and Non-GAAP results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), unaudited)

	For the Three Months Ended
	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
GAAP income before income tax expenses	74,571	76,846	11,862
Add back: share-based compensation expenses	6,492	4,442	686
Non-GAAP income before income tax expenses	81,063	81,288	12,548
GAAP income tax expenses	(13,081)	(15,190)	(2,345)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(13,081)	(15,190)	(2,345)
Non-GAAP net income	67,982	66,098	10,203
Less: Net income attributable to the non-controlling interest shareholders	(318)	(262)	(40)
Non-GAAP net income attributable to Zhaopin Limited's shareholders	67,664	65,836	10,163
Non-GAAP net income per share
-Basic	0.66	0.61	0.09
-Diluted	0.61	0.58	0.09
Non-GAAP net income per ADS
-Basic	1.32	1.22	0.18
-Diluted	1.22	1.16	0.18
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	102,351,607	108,814,914	108,814,914
-Diluted	111,712,072	113,859,287	113,859,287

ZHAOPIN LIMITED

Reconciliations of GAAP and Non-GAAP results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), unaudited)

	For the Six Months Ended
	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
GAAP income before income tax expenses	146,458	163,887	25,298
Add back: share-based compensation expenses	15,013	9,411	1,453
Non-GAAP income before income tax expenses	161,471	173,298	26,751
GAAP income tax expenses	(25,055)	(31,496)	(4,862)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(25,055)	(31,496)	(4,862)
Non-GAAP net income	136,416	141,802	21,889
Less: Net income attributable to the non-controlling interest shareholders	(565)	(368)	(57)
Non-GAAP net income attributable to Zhaopin Limited's shareholders	135,851	141,434	21,832
Non-GAAP net income per share
-Basic	1.33	1.30	0.20
-Diluted	1.22	1.24	0.19
Non-GAAP net income per ADS
-Basic	2.66	2.60	0.40
-Diluted	2.44	2.48	0.38
Weighted average number of shares used in computing non- GAAP net income per share:
-Basic	102,153,091	108,738,440	108,738,440
-Diluted	111,733,909	113,835,212	113,835,212

For more information, please contact:

Zhaopin Limited
Ms. Daisy Wang
Investor Relations
ir@zhaopin.com.cn

Christensen
In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

SOURCE Zhaopin Limited